                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                             -----------------------

                                  SCHEDULE 13G

                 INFORMATION TO BE INCLUDED IN STATEMENTS FILED
                  PURSUANT TO RULES 13d-1(b), (c) AND (d) AND
                  AMENDMENTS THERETO FILED PURSUANT TO 13d-2(b)
                               (Amendment No.__)*
                                                -
                              Guilford Mills, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                          Common Stock, $.01 par value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   401794 20 1
--------------------------------------------------------------------------------
                                 (CUSIP Number)
--------------------------------------------------------------------------------

                                December 31, 2002
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[x]   Rule 13d-1(b)
[_]   Rule 13d-1(c)
[_]   Rule 13d-1(d)

___________________________
*        The remainder of this cover page shall be filled out for a reporting
- person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

         The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

---------------------------                                      ---------------
  CUSIP No. 401794 20 1                       13G                  Page 2 of 8
---------------------------                                      ---------------


--------------------------------------------------------------------------------
1     NAME OF REPORTING PERSON
      I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

                 Bank One, National Association

--------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

2                                                                       (a) [_]

                                                                        (b) [_]
--------------------------------------------------------------------------------
3     SEC USE ONLY


--------------------------------------------------------------------------------
4     CITIZENSHIP OR PLACE OF ORGANIZATION

                 United States

--------------------------------------------------------------------------------
                   5     SOLE VOTING POWER
                               516,682 Shares
                 ---------------------------------------------------------------
                   6     SHARED VOTING POWER

                               0
 NUMBER OF SHARES
   BENEFICIALLY  ---------------------------------------------------------------
  OWNED BY EACH
 REPORTING PERSON  7     SOLE DISPOSITIVE POWER
       WITH                    516,682 Shares

                 ---------------------------------------------------------------
                   8     SHARED DISPOSITIVE POWER

                               0

--------------------------------------------------------------------------------
9     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                   516,682 Shares

--------------------------------------------------------------------------------

10    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*  [_]

--------------------------------------------------------------------------------
11    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

                   9.4%
--------------------------------------------------------------------------------
12    TYPE OF REPORTING PERSON*

                   BK
--------------------------------------------------------------------------------
                      *SEE INSTRUCTION BEFORE FILLING OUT!

--------------------------                                  --------------------
 CUSIP No. 401794 20 1                      13G              Page 3 of 8
--------------------------                                  --------------------


--------------------------------------------------------------------------------
1     NAME OF REPORTING PERSON
      I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

                 BANK ONE CORPORATION 31-0738296

--------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

2                                                                       (a) [_]

                                                                        (b) [_]
--------------------------------------------------------------------------------
3     SEC USE ONLY


--------------------------------------------------------------------------------
4     CITIZENSHIP OR PLACE OF ORGANIZATION

                 Delaware

--------------------------------------------------------------------------------
                   5     SOLE VOTING POWER

                                  516,682 Shares--The Reporting Person disclaims
                         beneficial ownership of these Shares which are held by a subsidiary, Bank One, National Association.

                 ---------------------------------------------------------------
                   6     SHARED VOTING POWER

                               0
 NUMBER OF SHARES
   BENEFICIALLY  ---------------------------------------------------------------
  OWNED BY EACH
 REPORTING PERSON  7     SOLE DISPOSITIVE POWER
       WITH                       516,682 Shares--The Reporting Person disclaims
                         beneficial ownership of these Shares which are held by a subsidiary, Bank One, National Association.

                 ---------------------------------------------------------------
                   8     SHARED DISPOSITIVE POWER

                               0

--------------------------------------------------------------------------------
9     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                   516,682 Shares --The Reporting Person disclaims beneficial ownership of these Shares which are held by a subsidiary, Bank One, National Association.

--------------------------------------------------------------------------------
10    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*  [_]

--------------------------------------------------------------------------------
11    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

                   9.4%
--------------------------------------------------------------------------------
12     TYPE OF REPORTING PERSON*

                   CO HC
--------------------------------------------------------------------------------
                      *SEE INSTRUCTION BEFORE FILLING OUT!

-------------------------                                      -----------------
 CUSIP No. 401794 20 1                       13G                 Page 4 of 8
-------------------------                                      -----------------

Item 1.    (a).  Name of Issuer:

                 Guilford Mills, Inc. (the "Company")

           (b).  Address of Issuer's Principal Executive Offices:

                 6001 West Market Street
                 Greensboro, North Carolina 27409

Item 2.    (a).  Name of Person Filing:

           Bank One Corporation ("Bank One") is filing this statement on behalf of itself and its wholly-owned subsidiary, Bank One, National Association (the "Bank"). The Agreement of Bank One and the Bank to file joint disclosure statements on Schedule 13G is filed as Exhibit A hereto.

           (b).  Address of Principal Business Office or, if None, Residence:

           For both Bank One and the Bank:
                 1 Bank One Plaza
                 Chicago, Illinois 60670

           (c).  Citizenship:

           Bank One is a corporation organized under the laws of the State of Delaware. The Bank is a national banking association organized under the laws of the United States.

           (d). Title of Class of Securities: Common Stock, par value $.01 (the "Shares")

           (e).  CUSIP Number: 401794 20 1

Item 3. If this Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or
(c), Check whether the Person Filing is:

           (a)   [_]  Broker or dealer registered under Section 15 of the
                      Exchange Act;

           (b)   [_]  Bank as defined in Section 3(a)(6) of the Exchange Act;

           (c)   [_]  Insurance company as defined in Section 3(a)(19) of the
                      Exchange Act;

           (d)   [_]  Investment company registered under Section 8 of the
                      Investment Company Act of 1940;

           (e)   [_]  An investment adviser in accordance with Rule 13d-1(b)(1)
                      (ii)(E);

           (f)   [_]  An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

           (g)   [x]  A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

--------------------------                                   -------------------
 CUSIP No. 401794 20 1                      13G               Page 5 of 8
--------------------------                                   -------------------


           (h)   [_]    A savings association as defined in Section 3(b) of the
                        Federal Deposit Insurance Act;

           (i)   [_]    A church plan that is excluded from the definition of an
                        investment company under Section 3(c)(14) of the Investment Company Act of 1940;

           (j)   [_]    Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

Item 4.    Ownership.

           (a) Amount beneficially owned: The Bank is the owner of 516,682 Shares of Common Stock; Bank One may be deemed to beneficially own the Shares solely through its ownership of the Bank.

           (b)   Percent of class: 9.4%


           (c)   Number of shares as to which the person has:

                 (i)    Sole power to vote or to direct the vote: 516,682 Shares


                 (ii)   Shared power to vote or to direct the vote: 0


                 (iii)  Sole power to dispose or to direct the disposition of:
                        516,682 Shares


                 (iv)   Shared power to dispose or to direct the disposition of:
                        0

Item 5.    Ownership of Five Percent or Less of a Class.

         If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [_].

Item 6.    Ownership of More than Five Percent on Behalf of Another Person.

               Not applicable.

-------------------------                                     ------------------
 CUSIP No. 401794 20 1                    13G                  Page 6 of 8
-------------------------                                     ------------------

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

            Bank One is filing this Schedule 13G on behalf of itself and its subsidiary, Bank One, National Association which is a bank as defined in section 3(a)(6) of the Act.

Item 8.     Identification and Classification of Members of the Group.

            Not applicable.

Item 9.     Notice of Dissolution of Group.

            Not applicable.

Item 10.    Certifications.

         The following certification shall be included if the statement is filed pursuant to Rule 13d-1(b):

            By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

             [The remainder of this page intentionally left blank.]

-------------------------                                    -------------------
 CUSIP No. 401794 20 1                   13G                  Page 7 of 8
-------------------------                                    -------------------

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 11, 2003


                                         BANK ONE CORPORATION


                                         By: /s/ Michael J. Cavanagh
                                            ---------------------------
                                            Name: Michael J. Cavanagh
                                            Title: Treasurer


                                         Bank One, National Association

                                         By: /s/ Sharon A. Renchof
                                            ---------------------------
                                            Name: Sharon A. Renchof
                                            Title: Assistant Cashier

--------------------------                                      ----------------
 CUSIP No. 401794 20 1                     13G                   Page 8 of 8
--------------------------                                      ----------------

                                    Exhibit A

                                    Agreement

         The undersigned hereby agree, pursuant to Rule 13d-1(k)(1) of the Securities Exchange Act of 1934, as amended (the "Act"), that the statement on
Schedule 13G (including all amendments thereto) to which this agreement is attached is to be filed on behalf of Bank One, National Association, a bank as defined in Section 3 (a)(6) of the Act, by its parent corporation, BANK ONE CORPORATION, and that BANK ONE CORPORATION may file a Schedule 13G under the Act and all amendments to such Schedule with respect to the Common Stock, $.01 par value per share of Guilford Mills, Inc.

Dated: February  11, 2003


                                Bank One, National Association

                                By: /s/ Sharon A. Renchof
                                   -----------------------
                                   Name: Sharon A. Renchof
                                   Title: Assistant Cashier


                                BANK ONE CORPORATION


                                By: /s/ Michael J. Cavanagh
                                   -------------------------
                                   Name: Michael J. Cavanagh
                                   Title: Treasurer